EX-99.77C
Exhibit 77(c) – Matters Submitted To Shareholder Vote

A special meeting of Shareholders of the Empiric Core equity Fund (the “Fund”) took place on March 22, 2013 to approve an agreement and plan of reorganization providing for the transfer of assets and the assumption of liabilities of Empiric Core Equity Fund as a series of Mutual Fund Series Trust.  All Fund shareholders of record at the close of business on January 23, 2013 were entitled to vote.  As of the record date, there were 1,179,157.83 shares of beneficial interest of the Empiric Core Equity Fund outstanding.  Of the 798,007.49 shares represented in person and by proxy, 789,323.29 or 98.9%, voted in favor of the proposal (representing 66.9% of total outstanding shares), with 411.54 voted against the proposal and 8,272.66 abstained.  Accordingly, the proposal was approved.